                                  AMENDMENT TO
                        THE AMENDED AND RESTATED BY-LAWS
                                OF ULTRAFEM, INC.

                            Adopted December 16, 1996

Article III, Section 3.14 of the Amended and Restated By-Laws of Ultrafem, Inc. is hereby amended to read, in its entirety, as follows.

            Section 3.14 Committees of the Board of Directors. The Board of Directors, by resolution adopted by a majority of the entire Board of Directors, may designate one or more committees, each consisting of one or more directors. The Board of Directors may designate one or more directors as alternate members of any such committee. Such alternate members may replace any absent member or members at any meeting of such committee. Each committee (including the members thereof) shall serve at the pleasure of the Board of Directors and may keep minutes of its meetings and report the same to the Board of Directors. Except as otherwise provided by law, each such committee, to the extent provided in the resolution establishing it, shall have and may exercise all the authority of the Board of Directors with respect to all matters. However, no such committee shall have power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the Delaware General Corporation Law to be submitted to stockholders for approval or (ii) adopting, amending or repealing the By-Laws.